SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. (“Registrant”) on November 13, 2015.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Pavel Buber
Name: Pavel Buber
Title: Acting Chief Financial Officer

Date: November 13, 2015

NEWS

FOR IMMEDIATE RELEASE

G. WILLI-FOOD ANNOUNCES TERMINATION OF MANAGEMENT SERVICE
AGREEMENTS WITH COMPANIES CONTROLLED BY ZWI AND JOSEPH
WILLIGER

Company Also Announces Resignation of Gil Hochboim as CEO

YAVNE, Israel - November 13, 2015 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced that its Board of Directors approved the terms of termination of the management service agreements between the Company and companies controlled by Mr. Zwi Williger, who currently serves as Company's Co-Chairman of the Board of Directors, and Mr. Joseph Williger, who currently serves as a director and the Company's President.

The management service agreements terminate after a notice period of 180 days following yesterday's execution of a termination agreement.  During this notice period but in any event until at least January 15, 2016, Messrs. Zwi and Joseph Williger are to continue to manage the core business of the Company while serving as Co-Presidents of the Company.  The termination agreement is subject to the approval of certain of its terms by the Company shareholders, at which time Messrs. Zwi and Joseph Williger are to resign as directors and from all other positions with the Company.  The termination agreement provides for certain payments, including a performance bonus of NIS 2 million and a retirement bonus of NIS 1.67 million, in addition to their management fee of NIS 1.67 million during the year following the notice period, to each of Messrs. Zwi and Joseph Williger.

In addition, Mr. Gil Hochboim stepped down as Chief Executive Office and Chief Financial Officer effective immediately.  The Board of Directors appointed Mr. Iram Graiver as Chief Executive Officer to replace Mr. Hochhoim.  The terms of Mr. Graiver's employment are subject to various corporate approvals, including compensation committee and shareholder approval. The Company thanked Mr. Hochboim for his service to the Company.

Mr. Graiver, who will assume the position as Chief Executive officer in 30 days, served since April 2015 as Manager of Business Development for Ness TSG, a company specializing in integration of command-and-control solutions for a wide-range of military and civilian defense, telecommunication and homeland security applications.  From December 2013 to March 2015, Mr. Graiver served as Vice President of Supply Chain Management and Operations for the Company.  From September 2011 to November 2013, Mr. Graiver served as CEO of Poliva Ltd., a manufacturer and distributor of raw materials for the baking and pastry industry and the oil industry.  Prior to this position, Mr. Graiver was served as an organization and security consultant and from 1989 to 2008 held senior positions with the Israel Security Agency.  Mr. Graiver received a BA in economics and logistics from Bar-Ilan University in Ramat Gan, Israel, and an MBA from the College of Management Academic Studies in Rishon LeZion, Israel.

The Board of Directors appointed Mr. Ilan Admon, currently a director of the Company, to also serve as Acting Chief Executive Officer until Mr. Graiver assumes the CEO position and appointed Mr. Pavel Buber, currently the Company's controller and secretary, as Acting Chief Financial Officer and secretary.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission on April 30, 2015. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:
G. Willi - Food International Ltd.
Pavel Buber, Acting Chief Financial Officer
 (+972) 8-932-1000
pavel@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.